Room 4561

						July 26, 2005




Mr. Hubert A. J. Whyte
President and Chief Executive Officer
Network Equipment Technologies, Inc.
6900 Paseo Padre Parkway
Fremont, CA  94555-3660

Re:	Network Equipment Technologies, Inc.
	Form 10-K for Fiscal Year Ended March 25, 2005
	Filed June 3, 2005


Dear Mr. Whyte:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to
the matters addressed in the comments below.   Please be as
detailed
as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Note 1:  Summary of Significant Accounting Policies

Revenue Recognition

1. We note that the majority of your revenues are derived from customers in the government sector. Tell us how you account for any fiscal funding clauses in your service arrangements with
government
agencies or their agents and tell us how you considered paragraphs
32
- 33 of SOP 97-2 in accounting for such arrangements. Also tell us how fiscal fund clauses or other government contract contingencies impact your revenue recognition for other products and services you provide.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,



      Kathleen Collins
							Accounting Branch Chief
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Mr. Hubert A. J. Whyte
Network Equipment Technologies, Inc.
July 26, 2005
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